February 2, 2009

Karl Hiller
Branch Chief
Securities and Exchange Commission
Washington, DC 20549-7010

PrimeEnergy Corporation Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 27, 2008
Response Letter Dated October 16, 2008
File No. 000-07406

Dear Mr. Hiller:

In response to your letter dated October 16, 2008 regarding PrimeEnergy Corporation (Registrant), the following reply has been prepared to address your comments.

Form 10-K for the year ended December 31, 2007

Consolidated Statements of Operations, page F-5

Comment 1:
We note your response to prior comment 1, indicating that you do not have full control over your 20% interest in the properties since all property decisions require the approval of your limited partner FWOE Partners LP (Partners).  However, since you owned the properties PRIOR to their transfer to Partners, the guidance outlined in EITF 01-2 does apply.  We reissue our prior comment 1 and request that you restate your financial statements to recognize only 80% of the gain on the sale of assets.  If you do not believe restatement is required, please provide a materiality analysis considering both quantitative and qualitative factors that support your belief, based on the guidance in SAB Topics 1: M and N.

Response:	The Registrant will restate the related financial statements.

Comment 2:
We note your response to prior comment 3, indicating that you will revise disclosure in future filings to clarify that you fully consolidate your subsidiaries and proportionately consolidate your limited partnerships (LPs).  You further indicate that you analogize your use of the proportionate consolidation method of the accounting for oil and gas interests governed by joint operating agreements.  Please further expand your accounting policy note disclosure relating to your application of the proportionate consolidation method to address the following:

a.
Identify the types of entities that you proportionately consolidate (i.e. (i) undivided interests in oil and gas properties owned and/or (ii) interests held in unincorporated legal entities engaged in oil and gas exploration and production such as limited partnerships).

	b.	Clarify whether you aggregate your interests in these entities for purposes of computing DD&A and evaluating the associated properties for impairment, such as on a field basis.

c.
Explain how you estimate reserves associated with such interests, clarifying the extent to which you estimated reserves based on your own assumptions, considering your own costs and views about the economic viability of the properties, which may differ from those utilized by the LP investees.

If you estimate reserves based on your own assumptions instead of based on your ownership percentages applied to reserves reported by the LP’s, tell us your rationale for such basis and quantify the estimated reserves difference between the two approaches to the extent known.

Response:	The Registrant will expand its accounting policy note disclosure related to the proportionate consolidation method to address the points noted in Comment 2.

Comment 3:
We have read your responses to prior comments 2 and 3; however, you have not provided the necessary detail for us to understand how you as the general partner overcame the presumption of control of the limited partnerships.  The guidance of EITF 04-5 states that the general partner does not control a limited partnership if the limited partners have either (a) the substantive ability to dissolve the limited partnership or otherwise remove the general partner without cause or (b) substantive participating rights.  Please provide further detail of the rights of the limited partnerships to support your position that you do not control these entities.  Within your response, please refer us to the location of the specific terms within the partnership agreements, which provide the limited partners these rights.  To the extent the limited partners have kick out rights, please tell us how you have overcome each of the barriers outlined in paragraph 7b of EITF 04-5 in reaching your conclusion that substantive kick out rights exist and that the application of the proportionate consolidation method is appropriate.

Response:
The Registrant as general partner overcame the presumption of control of the limited partnership because the limited partner has the substantive ability to liquidate the limited partnership by compelling the general partner to sell all the partnership assets and also has substantive participating rights by virtue of the restrictions on the general partner's powers and authority. Specifically these rights are provided for in Section VI and VII of the Limited Partnership Agreement (excerpt attached as Exhibit 1).

Comment 4:
We note in response to our prior comments you provided a detailed list of the partnerships and trusts in which you are the general partner.  Please tell us any instances where your interests in the limited partnerships or trusts have exceeded 50%, whereas you would not otherwise qualify for equity method accounting, a condition for the use of proportionate consolidation of unincorporated legal entities under EITF 00-1.

Response:
The Registrant will restate its financial statements to reflect the full consolidation method rather than the proportionate consolidation method for any partnership or trust where our ownership exceeds 50% or we otherwise control by virtue of our position as general partner.

Please do not hesitate to contact me at (203) 358-5702 if you have any questions.

Sincerely,

Beverly A. Cummings
Chief Financial Officer

Exhibit 1

In general, from the inception of this Partnership until the Limited Partner receives cash distributions equal to its initial contributions (approximately $75 million) plus a cumulative annual yield of 16% (“Payout”), the Limited Partner has an 80% sharing interest in the Partnership and the General Partner has the remaining 20% interest share.  Once Payout is achieved, referred to as “the Phase III Period” in the Agreement, the Limited Partner reverts to a 20% sharing interest.

While the term General Partner in a partnership usually refers to the partner holding and exercising control of the partnership, in the FWOE Partners Partnership Agreement the General Partner is tightly restricted in its powers and authority, without the prior written consent of the Limited Partner, to generally just operating the properties and reporting on the accounts on behalf of the Partnership.  Following is an excerpt from the Amended and Restated Agreement of Limited Partnership for FWOE Partners L.P., a Texas Limited Partnership dated August 22, 2005 illustrating these restrictions on the General Partner;

ARTICLE VI

MANAGEMENT

Section 6.1.                                Power and Authority of General Partner.

  Except as provided in Section 6.2 and elsewhere in this Agreement and except as otherwise provided by applicable law, the General Partner shall have full and exclusive power and authority on behalf of the Partnership to manage, control, administer and operate the properties, business and affairs of the Partnership in accordance with this Agreement and to do or cause to be done any and all acts deemed by the General Partner to be necessary or appropriate thereto.

Section 6.2.                                Certain Restrictions on General Partner's Power and Authority.

(a)           Notwithstanding any other provisions of this Agreement to the contrary, the General Partner shall not do, perform or authorize any of the following (x) prior to the commencement of the Phase III Period, without the prior written consent of the Limited Partner, and (y) after the commencement of the Phase III Period, as provided in Section 6.2(b):

(i)           To borrow any money in the name or on behalf of the Partnership, or otherwise draw, make, execute and issue promissory notes and other negotiable or non-negotiable instruments and evidences of indebtedness, except that the General Partner may borrow money in the name and on behalf of the Partnership in such amounts as the General Partner shall reasonably determine are necessary to preserve and protect Partnership property upon the occurrence of an accident (e.g., a blowout), catastrophe or similar event or to comply with all applicable Environmental Laws;

(ii)           To mortgage, pledge, assign in trust or otherwise encumber any Partnership property, or to assign any monies owing or to be owing to the Partnership, except to secure the payment of any borrowing permitted in Section 6.2(a) and except for customary liens contained in or arising under any operating agreements, construction contracts and similar agreements executed by or binding on the Partnership with respect to amounts not yet due or not yet delinquent (or, if delinquent, that are being contested by the General Partner in good faith) or except for statutory liens for amounts not yet due or not yet delinquent (or, if delinquent, that are being contested by the General Partner in good faith), provided that in no event shall the General Partner mortgage, pledge, assign in trust or otherwise encumber the Partnership's right to receive Capital Contributions from the Limited Partner

(iii)           To sell, assign, farm-out, abandon or otherwise dispose of any Partnership Lease or Class B Asset except (i) as provided in Sections 3.3(d)(2) and 3.3(d)(3), (ii) with respect to any given calendar year, for sales or other dispositions by the Partnership during such year up to (but not to exceed) an aggregate (non-cumulative) amount equal to $25,000 in proceeds received by the Partnership, or (iii) for such Leases or interests therein as the General Partner shall reasonably determine to be necessary to raise funds to pay Partnership liabilities and expenses (other than Catastrophe Costs) upon the occurrence of an accident, catastrophe or similar event (and, in connection therewith, to restore, preserve and protect Partnership property) or to comply with all applicable Environmental Laws or other laws, ordinances, rules and regulations;

(iv)           To guarantee in the name or on behalf of the Partnership the payment of money or the performance of any contract or other obligation of any person other than the Partnership;

(v)           To make any advance payments of compensation or other consideration to the General Partner or any of its Affiliates, except as provided in the applicable operating agreement under which the General Partner or any of its Affiliates serves as operator of any Partnership Lease;

(vi)           To bind or obligate the Partnership with respect to any matter outside the scope of the Partnership business;

(vii)           To merge or consolidate the Partnership with any partnership or other person or entity, convert the Partnership to a general partnership or other entity or agree to an exchange of interests with any other person;

(viii)           To use the Partnership name, credit or property for other than Partnership purposes;

(ix)           To loan any Partnership funds to the General Partner or any of its Affiliates, except to the extent that any advance under any operating agreement pursuant to which the General Partner or any of its Affiliates serves as operator of any Partnership Lease constitutes a loan;

(x)           To enter into a Hedging Transaction, except as provided in Section 5.7, and to amend or terminate any agreements or other document evidencing a Hedging Transaction or waive any material rights of the Partnership thereunder;

(xi)           To acquire any Lease in violation of the terms of this Agreement;

(xii)           To alter, supplement, modify or amend the Purchase and Sale Agreement or the Contribution Agreement or any other document or instrument executed in connection therewith in any material respect, waive any of the Partnership's rights or any of seller's duties and obligations thereunder in any material respect, or make any material election, determination or agreement thereunder;

(xiii)           To compromise or settle any lawsuit, administrative matter or other dispute where the amount the Partnership may recover or might be obligated to pay, as applicable, is in excess of $25,000;

(xiv)           To cause the Partnership to incur any fee or similar charge payable to the General Partner or its Affiliates with respect to the marketing of the Partnership's gas production; or

(xv)           Except as expressly provided herein, to take any action with respect to the assets or property of the Partnership which benefits the General Partner or any of its Affiliates to the detriment of the Limited Partner or the Partnership, including, among other things, utilization of funds of the Partnership as compensating balances for its own benefit.

(b)           After commencement of the Phase III Period, the General Partner:  (i) shall have the power and authority to do, perform or authorize the actions described in Section 6.2(iii) or Section 6.2(xiii) without the need to obtain the prior written consent or other approval of the Limited Partner; and (ii) shall not have the power or authority to, and shall not, do, perform or authorize any of the actions described in Sections 6.2(a)(i), (ii), (iv), (v), (vi), (vii), (viii), (ix), (x), (xi), (xii), (xiv) or (xv), without the prior written consent of the Limited Partner, which consent shall not be unreasonably withheld or delayed.

Likewise, under the Partnership Agreement, the Limited Partner is provided specific controlling rights, including the sole right to force the Partnership to sell all properties and effectively liquidate and terminate the Partnership.  Following is an excerpt from the Amended and Restated Agreement of Limited Partnership for FWOE Partners L.P., a Texas Limited Partnership dated August 22, 2005 illustrating these rights of the Limited Partner;

ARTICLE VII

RIGHTS AND OBLIGATIONS OF LIMITED PARTNER

Section 7.1.                                Rights of Limited Partner.

  In addition to the other rights specifically set forth herein, the Limited Partner shall have the right to:  (a) have the Partnership books and records (including those required in Section 1.07 of the Act) kept at the principal United States office of the Partnership and at all reasonable times to inspect and copy any of them, (b) upon written request, have an accounting of the Partnership's business to the extent permitted by the Act, (c) have dissolution and winding up by decree of court as provided for in the Act, (d) consult with or advise the General Partner, and (e) exercise all rights of a limited partner under the Act (except to the extent otherwise specifically provided for herein).

Section 7.2.                                Right of Limited Partner to Compel Sale.

(a)           Subject to the terms and provisions of this Section 7.2, the Limited Partner shall have the right, upon written notice to the General Partner and the Partnership, to request that the Partnership (i) sell all the Class A Assets and any additional Leases acquired pursuant to the terms hereof, (ii) sell all the Class B Assets, (iii) sell all the Class A Assets, any additional Leases acquired pursuant to the terms hereof, and all the Class B Assets, (iv) contribute all the Class A Assets and any additional Leases acquired pursuant to the terms hereof to a wholly-owned subsidiary of the Partnership and sell the equity interests in such subsidiary, (v) contribute all the Class B Assets to a wholly-owned subsidiary of the Partnership and sell the equity interests in such subsidiary, or (vi) contribute all the Class A Assets, any additional Leases acquired pursuant to the terms hereof, and the Class B Assets to a wholly-owned subsidiary of the Partnership and sell the equity interests in such subsidiary.

(b)           The Limited Partner's rights under this Section 7.2 shall arise and be operative only after the third anniversary date of the Acquisition Closing Date and provided the Phase III Period has not theretofore commenced.  Further, the Limited Partner's rights under this Section 7.2 shall extend only to the Class A Assets (and not the Class B Assets) after the expiration of the Phase I Period.

(c)           If the Limited Partner submits a request to the General Partner and the Partnership to take any of the actions described in Section 7.2(a) (and provided that the Limited Partner rights to submit such request are operative under Section 7.2(b)), the General Partner shall thereupon be obligated to promptly take all steps reasonably necessary to market and sell the subject assets or interests (as applicable).  Notwithstanding the foregoing, if, within ten business days of receipt by the General Partner of a request under Section 7.2(a), the General Partner makes a Capital Contribution to the Partnership which, when distributed to the Limited Partner, will cause the Phase III Period to commence (and such amount is distributed to the Limited Partner within such ten-business day period), the Limited Partner's rights under this Section 7.2 shall immediately expire.